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                                                               EXHIBIT (A)(1)(L)


Press Release


GIANT GROUP Extends Tender Offer

LOS ANGELES, May 23 -- GIANT GROUP, LTD. (OTC Bulletin Board: GPOL - news) announced that it is extending the expiration of its previously filed tender offer to May 29, 2001, at 5:00 p.m., New York time, unless further extended. The tender offer, originally filed on April 19, 2001, offers to purchase any and all outstanding shares of its Common Stock for $0.50 per share. Accordingly, GIANT will purchase all shares of its common stock validly tendered and not withdrawn prior to May 29, 2001, unless the offer is further extended by GIANT at its discretion.

For further information regarding the Offer, contact GIANT's Corporate Secretary at 310-273-5678, or the Shareholder Relations Department at American Stock Transfer & Trust Company at 718-921-8200.